EXHIBIT 12.2

COMPUTATION OF RETURN ON AVERAGE ASSETS

For the Three and Twelve Months Ended December 31, 2002

	Total Assets
	Three Months	Twelve Months

December 31, 2001		3,038,593,485
January 31, 2002		3,065,960,661
February 28, 2002		3,043,121,545
March 31, 2002		2,995,544,501
April 30, 2002		3,083,203,263
May 31, 2002		3,116,889,377
June 30, 2002		3,088,078,177
July 31, 2002		3,162,122,134
August 31, 2002		3,287,811,756
September 30, 2002	3,329,574,932	3,329,574,932
October 31, 2002	3,437,251,887	3,437,251,887
November 30, 2002	3,470,855,176	3,470,855,176
December 31, 2002	3,506,064,415	3,506,064,415

	13,743,746,410	41,625,071,309

Divide by Number of Months	4	13

Average	3,435,936,603	3,201,928,562

Net Income	$7,641,282	$25,587,263

Divide by Average Assets	3,435,936,603	3,201,928,562

Return on Average Assets	0.88%	0.80%